Exhibit 99.1

Scorpio Tankers Inc. Announces Second Quarter Results

MONACO--(Marketwire - August 17, 2010) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers", or the "Company") today reported its results for the three and six months ended June 30, 2010.

The Company recorded net income of $0.4 million or $0.02 basic and $0.02 diluted earnings per share for the three months ended June 30, 2010 compared to net income of $2.1 million or $0.37 basic and $0.37 diluted earnings per share for the three months ended June 30, 2009. The weighted average outstanding number of outstanding shares was 17,551,784 (basic) and 17,626,449 (diluted) for the three months ended June 30, 2010, and 5,589,147 (basic and diluted) for the three months ended June 30, 2009.

The Company recorded net income of $1.6 million or $0.13 basic and $0.13 diluted earnings per share for the six months ended June 30, 2010 compared to net income of $4.9 million or $0.87 basic and $0.87 diluted earnings per share for the six months ended June 30, 2009. The weighted average outstanding number of outstanding shares was 11,603,512 (basic) and 11,641,050 (diluted) for the six months ended June 30, 2010, and 5,589,147 (basic and diluted) for the six months ended June 30, 2009.

Emanuele Lauro, chief executive officer and chairman of the board commented, "We are pleased with our initial acquisition of six coated tankers. We believe that other more recent market transactions have validated our purchases. We expect our cash flow for the third quarter of 2010 to increase from the second quarter of 2010 due to our time charters and new vessel acquisitions."

Mr. Lauro continued, "While we are skeptical of a rapid global recovery, we continue to see signs of gradual improvement in the product tanker market, and we expect the 2010 third quarter spot rates to be higher than the same period last year. We will continue to approach our balance sheet with discipline, weighing the opportunities to grow the Company against the priority, at all times, to be good custodians of our shareholders capital."

Recent Highlights

Initial Public Offering and Exercise of Over-Allotment Option
On April 6, 2010, the Company closed on the sale of 12,500,000 shares of common stock at $13.00 per share in its initial public offering and received net proceeds of $149.6 million after deducting underwriters' discounts and offering expenses. On May 4, 2010, the Company issued 450,000 shares of common stock at $13.00 and received $5.2 million, after deducting underwriters' discounts, when the underwriters partially exercised their over-allotment option.

Vessel Acquisitions in the Second Quarter
In the first half of June 2010, Scorpio Tankers took delivery of three coated tankers that the Company previously agreed to acquire. STI Conqueror, a Handymax ice class 1B ship, was acquired for $26.0 million and trades in the Scorpio Handymax Tanker Pool, which is owned by a related party. STI Harmony and STI Heritage, LR1 ice class 1A sister ships, were acquired for an aggregate price of $92.0 million, which included $2.3 million for the value of the existing time charter contracts (see fleet list below for more information). The value of the time charter contracts is amortized as a reduction to vessel revenue over the remaining life the time charter contracts.

Vessel Acquisitions in the Third Quarter
In July and August 2010, Scorpio Tankers took delivery of three Handymax coated tankers (STI Matador, STI Gladiator, and STI Highlander) that the Company previously agreed to acquire for an aggregate price of $73.0 million. These vessels trade in the Scorpio Handymax Tanker Pool, which is owned by a related party.

Drydocks
The STI Heritage, STI Conqueror, and STI Matador are scheduled to be drydocked in the third quarter of 2010. The aggregated estimated drydock costs for the three vessels are $2.1 million, and each vessel will be off-hire for approximately 12-16 days. The Company is still assessing the drydock schedule for the remaining vessels that were recently acquired.

Credit Facilities
On April 9, 2010, the Company repaid in full the outstanding balance of $38.9 million of the 2005 Credit Facility from the proceeds of its initial public offering. Scorpio Tankers also terminated the interest rate swap agreement related to the 2005 Credit Facility by paying $1.9 million, which was the market value of the swap.

On June 2, 2010, the Company executed the $150 million credit facility (2010 Credit Facility), which will be used to partially finance vessel acquisitions. The Company had outstanding borrowings under this facility of $19.0 million at June 30, 2010 and $125.2 million at August 16, 2010.

Change in Vessel Useful Lives
The Company changed the depreciable life of its vessels from 20 years to 25 years during the second quarter of 2010. This change was applied prospectively and aligns the vessels with their estimated useful life and is consistent with industry standards.

Senatore Off-Hire
On April 25, 2010, Senatore, one of the Company's LR-1 tankers on time charter, suffered damage to one of its ballast tanks. This resulted in the vessel being off-hire for 17 days in the second quarter while the vessel was being repaired.

Share Buyback
As of August 16, 2010, the Company has repurchased 145,700 shares for $1.6 million for an average price, including commissions, of $10.94.

Business Strategy, Dividend Policy, and Share Buyback Program

Business Strategy
The Company's primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions. It is currently concentrating in product or coated tankers because of the fundamentals of this segment, which the Company believes includes:

●	Increasing demand for refined products
●	Increasing ton mile (distance between new refiners and areas of demand)
●	Reduced order book

Dividend Policy Share Buyback Program
We do not have immediate plans to pay dividends, but we will continue to assess our dividend policy. In the future, our board of directors may determine it is in the best interest of the Company to pay dividends.

Share Buyback Program
On July 9, 2010, the Board of Directors authorized a share buyback program of up to $20 million. Scorpio Tankers expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

Explanation of Variances on the Second Quarter Results

Net Income for the three months ended June 30, 2010 decreased $1.7 million to $0.4 million from the three months ended June 30, 2009. The following were the significant changes between the two periods:

●
Vessel revenue increased $0.6 million as a result of an increase in the average number of operating vessels for the three month periods ended June 2009 and 2010 from 3.34 to 3.84, respectively.  This net increase was offset by a decrease in the number of revenue days as a result of the Senatore off-hire along with a decrease in daily time charter equivalent, from $24,640 to $22,751 (see the breakdown of daily TCE averages below).

●	Voyage expenses increased $0.4 million as STI Conqueror was operating in the spot market for 30 days prior to its entry in the Scorpio Handymax Tanker Pool in July 2010.

●	Charter hire expense decreased $0.8 million because a vessel was chartered-in during the period ended June 30, 2009.

●
Vessel operating costs increased $0.8 million as a result of the increase in the number of vessels operating during the period along with an increase in daily operating costs from $7,752 to $8,370 for the three month periods ended June 2009 and 2010, respectively.

●
The increase in general and administrative expense of $1.2 million was driven by an increase in the Company’s overhead as a result of incremental costs incurred to operate as a public company.  This was specifically driven by an increase officers’ salaries, directors and officers insurance and fees, legal fees, audit fees and other related expenses.

●	Interest expense increased $0.4 million.
o	The three months ended June 30, 2010 included:
▪	Interest expense of $0.1 million from the 2010 Credit Facility and 2005 Credit Facility.

▪	$0.4 million of lender commitment fees on the undrawn portion of the Company’s 2010 Credit Facility.

o	The three months end June 30, 2009 included interest expense on the 2005 Credit Facility.

●
The net change in the realized and unrealized derivative financial instruments (i.e. interest rate swap) and other expenses was a decrease of $0.4 million.  The interest rate swap, which was related to the 2005 Credit Facility, was terminated on April 9, 2010.

Scorpio Tankers Inc and Subsidiaries
Condensed Consolidated Income Statements
(unaudited)
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2010	2009	2010	2009

Revenue:
Vessel revenue	$7,262,288	$6,707,534	$13,417,728	$16,249,549
Operating Expenses:
Vessel operating costs	(2,920,928)	(2,116,359)	(5,306,774)	(4,564,664)
Voyage expenses	(373,409)	-	(373,409)	-
Charter hire	-	(797,827)	-	(3,181,342)
Depreciation	(1,649,437)	(1,893,207)	(3,301,492)	(3,556,522)
General and administrative expenses	(1,353,842)	(101,371)	(1,499,893)	(181,440)
Total operating expenses	(6,297,616)	(4,908,764)	(10,481,568)	(11,483,968)

Operating Income	964,672	1,798,770	2,936,160	4,765,581

Other Income and Expense:
Interest expense—bank loan	(567,316)	(186,626)	(661,940)	(446,394)
Realized loss on derivative financial instruments	(56,764)	(244,221)	(279,560)	(363,356)
Unrealized gain /(loss) on derivative financial instruments	146,696	711,916	-	896,398
Interest income	29,315	635	29,393	4,131
Amortization	(34,625)	-	(34,625)	-
Other expense, net	(81,992)	(145)	(424,922)	(7,680)
Total Other Income and Expense	(564,686)	281,559	(1,371,654)	83,099

Net Income	$399,986	$2,080,329	$1,564,506	$4,848,680

Attributable to:
Equity holders of the parent	$399,986	$2,080,329	$1,564,506	$4,848,680

Earnings per common share:
Basic earnings per share	$0.02	$0.37	$0.13	$0.87
Diluted earnings per share	$0.02	$0.37	$0.13	$0.87
Basic Weighted average shares outstanding	17,551,784	5,589,147	11,603,512	5,589,147
Diluted Weighted average shares outstanding	17,626,449	5,589,147	11,641,050	5,589,147

Scorpio Tankers Inc and Subsidiaries
Condensed Consolidated Balance Sheet
	As of
	June 30, 2010	December 31, 2009
	$	$
ASSETS	(unaudited)
Current Assets
Cash and cash equivalents	12,115,617	444,497
Accounts receivable	3,355,253	1,438,998
Prepaid expenses	515,570	583,944
Shareholder receivable	-	1,928,252
Inventories	1,300,903	433,428
Unamortized value of time charter contracts acquired	1,935,107	-
Total Current Assets	19,222,450	4,829,119

Non-Current Assets
Vessels and drydock	213,128,282	99,594,267
Deposits on vessels	7,300,000	-
Total Non-Current Assets	220,428,282	99,594,267

Total Assets	239,650,732	104,423,386

Current Liabilities
Bank loan, net of deferred financing fees	1,679,662	3,600,000
Accounts payable	4,140,349	656,002
Accrued expenses	814,432	953,532
Derivative financial instruments	-	814,206
Total Current Liabilities	6,634,443	6,023,740

Non-Current Liabilities
Bank loan, net of deferred financing fees	15,277,447	36,200,000
Derivative financial instruments	-	871,104
Total Non-Current Liabilities	15,277,447	37,071,104

Total Liabilities	21,911,890	43,094,844

Shareholders’ Equity
Share capital	191,076	55,891
Additional paid-in capital	200,982,948	46,272,339
Merger reserve	13,292,496	13,292,496
Retained earnings	3,272,322	1,707,816
Total Shareholders’ Equity	217,738,842	61,328,542
Total Liabilities and Shareholders’ Equity	239,650,732	104,423,386

Scorpio Tankers Inc and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)
	For the Six Months Ended June 30,
	2010	2009
	$	$
Operating activities
Net income	1,564,506	4,848,680
Depreciation	3,301,492	3,556,522
Amortization of restricted stock	74,083	-
Amortization of deferred financing fees	34,625	-
Amortization of acquired time charter contracts	409,388	-
Unrealized loss/(gain) on derivatives	164,690	(896,398)
	5,548,784	7,508,804
Changes in assets and liabilities:
Drydock payments	-	(445,161)
Increase in inventories	(867,475)	(37,296)
(Increase)/decrease in accounts receivable	(1,916,255)	1,513,680
Decrease/(increase) in prepaid expenses	68,373	(46,853)
Value of acquired time charter contracts	(2,344,495)	-
Increase in accounts payable	3,484,347	591,840
Decrease in accrued expenses	(139,101)	(222,788)
Interest rate swap termination payment	(1,850,000)	-
Net receipts from (payments to) shareholder	1,928,253	(5,471,923)
	(1,636,353)	(4,118,501)
Net Cash Inflow from Operating Activities	3,912,431	3,390,303

Investing activities
Acquisition of vessels	(116,835,505)	-
Deposits on vessels	(7,300,000)	-
Net cash Outflow from Investing Activities	(124,135,505))	-

Financing activities
Dividends paid	-	(4,336,500)
Bank loan repayment	(39,800,000)	(1,800,000)
Proceeds of long-term debt	19,000,000	-
Debt issuance fees	(2,077,517)	-
Net proceeds from issuance of common stock	154,771,711	-
Net Cash Inflow/(Outflow) from Financing Activities	131,894,194	(6,136,500)

Increase/(Decrease) in cash and cash equivalents	11,671,120	(2,746,197)
Cash and cash equivalents at January 1,	444,497	3,607,635
Cash and cash equivalents at June 30,	12,115,617	861,438

Average Daily Results for the three and six months ended June 30, 2010 and 2009

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2010	2009	2010	2009
Average Daily Results
Time charter equivalent per day(1)(2)	$20,721	$23,129	$21,652	$24,999
Vessel operating costs per day(3)	$8,370	$7,752	$8,573	$8,406
TCE per revenue day - pool/spot revenue	$17,142	$21,047	$17,906	$25,199
TCE per revenue day - time charters (2)	$22,751	$24,640	$23,661	$24,826
Expenditures for drydock	$430,770	$364,454	$430,770	$364,454
Fleet data
Average number of owned vessels	3.84	3.00	3.42	3.00
Average number of time chartered-in vessels	-	0.34	-	0.67

1.
Freight rates are commonly measured in the shipping industry in terms of Time charter equivalent per day (or TCE per day), which represent subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of days revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is offhire for drydock.

2.
In June 2010, STI Harmony and STI Heritage were acquired with existing time charters that pay the Company $25,500 per day.  The per day amount has been reduced for the amortization of the value of the time charter contracts.

3.	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

Fleet List as of August 17, 2010
						Time Charter Info
				Ice		Daily Base
	Vessel Name	Year Built	DWT	Class	Employment	Rate	Expiry (A)

1	Noemi	2004	72,515	-	Time Charter (B)	$24,500	21-Jan-12
2	Senatore	2004	72,514	-	Time Charter	$26,000	04-Oct-10
3	Venice	2001	81,408	1C	SPTP (C)	N/A	N/A
4	STI Conqueror	2005	40,158	1B	SHTP (D)	N/A	N/A
5	STI Harmony	2007	73,919	1A	Time Charter (E)	$25,500	17-Oct-10
6	STI Heritage	2008	73,919	1A	Time Charter (E)	$25,500	08-Jan-11
7	STI Matador	2003	40,096	-	SHTP (D)	N/A	N/A
8	STI Gladiator	2003	40,083	-	SHTP (D)	N/A	N/A
9	STI Highlander	2007	37,145	1A	SHTP (D)	N/A	N/A
			531,757

(A)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(B)	Noemi is time chartered by King Dustin, which is a related party.
(C)	The vessel operates in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by Scorpio Commercial Management (SCM). SPTP and SCM are related parties to the Company.
(D)
These vessels operate in the Scorpio Handymax Tanker Pool (SHTP).  These vessels may operate outside of the pool on voyage charters to joining.  SHTP is operated by Scorpio Commercial Management (SCM).  SHTP and SCM are related parties to the Company.

(E)
STI Harmony and STI Heritage were acquired with existing time charter contracts that commenced in October 2007 and January 2008, respectively.  The Company receives $25,500 per day from the charter, but recognizes time charter revenue of $17,000 per day after the amortization of the value of the time charter contracts, which was allocated from the purchase price of the vessels.  The vessels are chartered to subsidiaries of Liberty, which are related parties.  Upon the time charter contracts terminating, the vessels are scheduled to operate in SPTP.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns four LR1 product tankers, four Handymax tankers, and one post-Panamax tanker with an average age of 5.5 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616